

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Peter Leav
Chief Executive Officer
Greenseer Holdings Corp.
6220 America Center Drive
San Jose, CA 95002

> **Re: Greenseer Holdings Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 16, 2020**
> **CIK No. 0001783317**

Dear Mr. Leav:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated September 11, 2020.

Amendment No. 2 to Draft Registration Statement on Form S-1 dated September 16, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the 26-Week Periods Ended June 29, 2019 and June 27, 2020, page 125

1. We note from your response to prior comment 11 as well as your response to prior comment 21 in the correspondence filed August 17, 2020 and acknowledge that you do not monitor or track revenues from new versus existing customers. However, we note your disclosure here that part of the increase in net revenues was due to higher demand due to COVID-19 and to growth in your Mobile & Internet Service Providers channel. To the extent possible, please revise to quantify the impact to net revenues due to these factors.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Holden, Esq.